UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Antelope Enterprise Holdings Limited. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Six Months ended June 30,
		2021	2020
	Notes	RMB’000	RMB’000
Net sales	5	50,107	39,787

Cost of goods sold		56,610	38,848

Gross profit (loss)		(6,503)	939

Other income	5	7,154	9,767
Selling and distribution expenses		(3,219)	(5,203)
Administrative expenses		(17,196)	(14,708)
Bad debt expense		(49,827)	(101,800)
Finance costs	6	(1,094)	(418)
Other expenses		(77)	—

Loss before taxation	6	(70,762)	(111,423)

Income tax expense	7	7	85

Loss attributable to shareholders		(70,769)	(111,508)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		76	(91)

Total comprehensive loss for the year		(70,693)	(111,599)

Loss per share
Basic (RMB)	8	(16.24)	(40.82)
Diluted (RMB)	8	(16.24)	(40.82)

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2021	As of December 31, 2020
	Notes	RMB’000	RMB’000
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net		178	68
Right-of-use assets, net	13	51,326	58,458
Total noncurrent assets		51,504	58,526

CURRENT ASSETS
Inventories, net	9	27,364	52,201
Trade receivables, net	10	58,782	101,470
Other receivables and prepayments		7,780	845
Cash and bank balances		34,029	12,344
Total current assets		127,955	166,860

CURRENT LIABILITIES
Trade payables	11	5,494	6,750
Accrued liabilities and other payables	12	22,927	22,846
Amounts owed to related parties	15	36,348	36,348
Lease liabilities	13	15,423	13,431
Taxes payable		620	1,934
Total current liabilities		80,812	81,309

NET CURRENT ASSETS		47,143	85,551

NONCURRENT LIABILITIES
Lease liabilities	13	30,789	46,728
Total noncurrent liabilities		30,789	46,728

NET ASSETS		67,858	97,349

EQUITY
Share capital	14	937	591
Reserves		66,921	96,758
Total stockholders’ equity		67,858	97,349

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Reverse		Share-based				Currency
		Share	recapitalization	Merger	payment	Statutory	Capital	Retained	translation
	Share capital	premium	reserve	reserve	reserves	reserve	reserve	earnings	reserve	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Notes	Note 14

Balance at January 1,2021	591	717,808	(507,235)	58,989	126,164	135,343	61,266	(494,068)	(1,509)	97,349
Net loss for the year	—	—	—	—	—	—	—	(70,769)	—	(70,769)
Exchange difference on transaction of financial statements of foreign operations	—	—	—	—	—	—	—	—	76	76
Total comprehensive loss for the year	—	—	—	—	—	—	—	(70,769)	76	(70,693)
Issuance of new shares for equity financing	233	29,744	—	—	—	—	—	—	—	29,977
Warrants exercised	106	10,287	—	—	—	—	—	—	—	10,393
Equity compensation - employee share-based compensation	7	—	—	—	825	—	—	—	—	832
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—
B1alance at June 30, 2021	937	757,839	(507,235)	58,989	126,989	135,343	61,266	(564,837)	(1,433)	67,858

Balance at January 1,2020	397	701,944	(507,235)	58,989	125,042	135,343	61,266	(300,973)	(1,880)	272,893
Net loss for the year	—	—	—	—	—	—	—	(111,508)	—	(111,508)
Exchange difference on transaction of financial statements of foreign operations	—	—	—	—	—	—	—	—	(91)	(91)
Total comprehensive loss for the year	—	—	—	—	—	—	—	(111,508)	(91)	(111,599)
Issuance of new shares for equity financing	100	7,988	—	—	—	—	—	—	—	8,088
Equity compensation - employee share-based compensation	4	—	—	—	314	—	—	—	—	318
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—
Balance at June 30, 2020	501	709,932	(507,235)	58,989	125,356	135,343	61,266	(412,481)	(1,971)	169,700

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months ended June 30,
		2021	2020
	Notes	RMB’000	RMB’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(70,762)	(111,423)
Adjustments for
Operating lease charge	13	7,035	6,279
Depreciation of property, plant and equipment	6	19	6
Amortization of prepaid expenses		—	2,800
Bad debt provision of trade receivables		49,827	101,800
Share based compensation	14	832	318
Interest expense on lease liability	13	1,094	410
Operating cash flows before working capital changes		(11,955)	190
Decrease (increase) in inventories		24,837	(21,129)
Decrease (Increase) in trade receivables		(7,139)	39,976
Increase in other receivables and prepayments		(6,934)	(5,473)
Decrease in trade payables		(1,255)	(11,206)
Decrease in unearned revenue		—	(396)
Decrease in taxes payable		(1,315)	(1,028)
Increase in accrued liabilities and other payables		82	393
Cash generated from (used in) operations		(3,679)	1,327
Interest paid		—	—
Income tax paid		(7)	(15)
Net cash generated from (used in) operating activities		(3,686)	1,312

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(129)	—
Decrease in restricted cash		—	2,785
Net cash generated from (used in) investing activities		(129)	2,785

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	13	(14,964)	(14,605)
Insurance of share capital for equity financing	14	29,976	8,089
Warrants exercised	14	10,394	—
Advance from related parties	15	—	7,780
Net cash generated from financing activities		25,406	1,264

NET INCREASE IN CASH & EQUIVALENTS		21,591	5,361
CASH & EQUIVALENTS, BEGINNING OF PERIOD		12,344	8,212
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		94	(91)
CASH & EQUIVALENTS, END OF PERIOD		34,029	13,482

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

1.	GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprise” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: AEHL”). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

Antelope Enterprise and its subsidiaries’ corporate structure as of June 30, 2021 is as follows:

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2020 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 30, 2021.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2020 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2021 annual financial statements. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2020 annual financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

At the date of authorization of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the six months ended June 30, 2021 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Amendments to IFRS 3	Reference to the Conceptual Framework (1)
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use (1)
Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract (1)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (2)
Amendments to IFRS 4	Extension of the Temporary Exemption from Applying IFRS 9 (2)
Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture (1)

1.	Effective for annual periods beginning on or after January 1, 2022
2.	Effective for annual periods beginning on or after January 1, 2023
3.	The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted

The management of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

4.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

5.REVENUE AND OTHER INCOME

a)	An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2021	2020
	RMB’000	RMB’000
Revenue
Sale of goods	42,186	39,787
Sale of software use rights	7,921	—
Other income
Interest income	7	37
Other income	5	—
Consulting and management income	—	2,438
Exchange gain	—	149
Rental income	7,142	7,143

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

All of the Company’s operations are considered by the chief operating decision makers to be aggregated into two reportable operating segments: 1) the manufacture and sale of standard to high-end ceramic tiles, 2) the provision of business management and information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

The following table shows the Company’s operations by business segment for the six months ended June 30, 2021 and 2020.

	For the Six Months Ended June 30,
	2021	2020
	RMB’000	RMB’000
Revenues
Sale of tile products	¥42,186	¥39,787
Sale of software use right	7,921	—
Total revenues	50,107	39,787

Cost of revenues
Sale of tile products	53,790	38,848
Sale of software use right	2,820	—
Total cost of revenues	56,610	38,848

Operating costs and expenses
Sale of tile products	50,709	112,362
Sale of software use right	1,977	—
Others	11,573	—
Total operating costs and expenses	64,259	112,362

Loss (income) from operations
Sale of tile products	68,094	111,508
Sale of software use right	(3,115)	—
Others	5,790	—
Loss from operations	70,769	111,508

	As of June 30, 2021	As of December 31, 2020
Segment assets
Sale of tile products	134,010	225,386
Sale of software use right	17,956	—
Others	27,493	—
Total assets	179,459	225,386

6.LOSS BEFORE TAXATION

	For the six months ended June 30,
	2021	2020
	RMB’000	RMB’000
Finance costs
Interest expense on lease liability	1,094	410
Bank service charge	—	8
Cost of inventories recognized as an expense (including depreciation charge of right-of-use assets for leases)	56,610	38,848
Depreciation of fixed assets	19	6
Depreciation charge of right-of-use assets for leases (included in the administrative expenses)	635	134
Research and development costs	1,017	429
Staff costs (including key management personnel remuneration)	6,627	9,310

For the six months ended June 30, 2021, the cost of inventories recognized as expense included staff costs of RMB 2.4 million (for the six months ended June 30, 2020, this figure was RMB 5.5 million), depreciation and amortization expense (including a depreciation charge of right-of-use assets) of RMB 6.40 million (for the six months ended June 30, 2020, this figure was RMB 6.14 million).

7.INCOME TAX

	For the six months ended June 30,
	2021	2020
	RMB’000	RMB’000
Current Tax:
PRC Income Tax Expense	7	85
Deferred tax expense	—	—
	7	85

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2021 and 2020.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the six months ended June 30, 2021 and 2020. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2021 and 2020.

PRC Income Tax

Most subsidiaries of the Company in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the six months ended June 30, 2021 and 2020 is 25%. Both Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) and Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) are subject to 2.5% and 5% income tax rates, respectively, for the six months ended June 30, 2021 and 2020, respectively.

8.LOSS PER SHARE

	For the six months ended June 30,
	2021	2020
	RMB’000	RMB’000
Loss attributable to holders of ordinary shares (RMB’000):	(70,769)	(111,508)
Weighted average number of ordinary shares outstanding used in computing basic and diluted earnings per share*	4,357,598	2,731,374
Loss per share - basic (RMB)	(16.24)	(40.82)
Loss per share - diluted (RMB)	(16.24)	(40.82)
*

1) The weighted average number of ordinary shares effected the 3:1 reverse stock split effective on September 3, 2020 2) Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2021 and 2020, 1,353,157 shares and 635,261 shares, respectively, on a weighted average basis of potential common stock related to outstanding stock warrants were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9.INVENTORIES

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Raw materials	4,919	6,281
Work in progress	1,040	1,040
Finished goods	128,155	151,630
	134,114	158,951
Less: Inventory impairment provision	(106,750)	(106,750)
Total	27,364	52,201

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2021	2020
	RMB’000	RMB’000
Carrying amount of inventories sold	16,625	43,108
Write down of inventories (included in cost of sales)	—	—
	16,625	43,108

10.        TRADE RECEIVABLES

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Trade receivables	754,386	747,247
Less: provision for impairment	(695,604)	(645,777)
	58,782	101,470

The Company’s trade receivables are denominated in Renminbi and are non-interest bearing.

An aging analysis of the Company’s trade receivables, based on the invoice date, is as follows:

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Within 90 days	18,982	34,309
Between 3 and 6 months	4,935	52,477
More than 6 months	34,865	14,684
	58,782	101,470

As of June 30, 2021, the Company is exposed to certain credit risks as 15% and 46% of the total gross trade receivables were due from the Company’s largest and five largest customers, respectively.

As of December 31, 2020, the Company is exposed to certain credit risks as 15% and 45% of the total gross trade receivables were due from the Company’s largest and the five largest customers, respectively.

11.TRADE PAYABLES

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Trade payables	5,494	6,750

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12.ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Deposits received from distributors	16,200	16,200
Accrued salary	976	871
Accrued rent, electricity and water	1,455	1,352
Accrued other taxes	945	1,042
Others	3,351	3,381
	22,927	22,846

The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13.LEASES

(a)	Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease, and lease liabilities are as below:

Right-of-use assets	RMB’000
Net book amount at January 1, 2021	58,458
Net book amount at June 30, 2021	51,326

Lease liabilities	RMB’000
Net book amount at January 1, 2021 (current of 13,431 and non-current of 46,728)	60,159
Net book amount at June 30, 2021 (current of 15,423 and non-current of 30,789)	46,212

(b)	Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

	Six months ended June 30
	2021	2020
	RMB’000	RMB’000
Depreciation charge of right-of-use assets	7,035	6,279
Interest expense	1,094	410

The total cash outflow in financing activities for leases during the six months ended June 30, 2021 and 2020 was RMB 14,963,700 and 14,605,000, respectively.

14.SHARE CAPITAL

As of
	June 30, 2021		December 31, 2020
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$ 0.024 each	50,000,000	1,200	50,000,000	1,200

	June 30, 2021
	Number	RMB
	of shares	‘000
Outstanding and fully paid:
Ordinary shares of US$ 0.024 each
At January 1, 2021	3,674,370	591
Issuance of new shares for equity financing	1,502,110	233
Warrants exercised	700,516	106
Issuance of new shares – share-based compensation to CEO and CFO	47,706	7
At June 30, 2021	5,909,525	937

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

In addition, the Placement Agent of this offering also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $4.46 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

Grant date (investors and placement agent, respectively)		February 17, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	4.45
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.57 & 4.46
Volatility		237%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.57%
Average fair value at grant date	US$	3.52

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (“SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares at the per share price of $3.48 (which was priced in excess of the average of the five day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $3,180,285, before the payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Grant date (investors and placement agent, respectively)		June 14, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	3.15
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.42 & 4.35
Volatility		256%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.80%
Average fair value at grant date	US$	2.50

Following is a summary of the warrant activity for the six months ended June 30, 2021:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at December 31, 2020	980,894	$1.21	3.85
Exercisable at December 31, 2020	980,894	1.21	3.85
Issued	1,652,322	3.56	5.00
Exercised	700,516	2.43	—
Expired	64,286	18.72	—
Outstanding at June 30, 2021	1,868,414	4.00	4.49
Exercisable at June 30, 2021	1,809,590	$3.99	4.48

During the six months ended June 30, 2021, a total of 700,516 shares of warrants were exercised into 685,339 shares of the Company’s common stock (of which, 32,677 shares of warrants were exercised cashless into 17,500 common shares) for total proceeds of RMB 10,394,000.

From January 1 to June 30, 2021, the Company issued an aggregate of 15,507 shares to its Chief Financial Officer as stock compensation expense. The fair value of 15,507 shares was RMB 288,144. From January 1 to June 30, 2021, the Company issued aggregate of 32,199 shares to its Chief Executive Officer as stock compensation expense. The fair value of 32,199 shares was RMB 537,364.

15.RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Amounts owed to related parties	36,348	36,348

Mr. Huang Jia Dong, the Founder and Chairman of Hengda and the former Chief Executive Officer and one of the directors of the Company, and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of June 30, 2021 and December 31, 2020, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.

As of June 30, 2021 and December 31, 2020, the Company had a loan of US$ 167,000 (equivalent to RMB 1,160,000) and US$ 167,000 (equivalent to RMB 1,160,000), respectively, payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of June 30, 2021, and December 31, 2020, the Company had a loan of US $20,000 (equivalent to RMB 131,000) and of US $20,000 (equivalent to RMB 131,000), respectively, payable to Mr. Alex Ng, who is the executive director of the Company. This loan is interest free, unsecured and repayable on demand.

16.COMMITMENTS

(a)Operating lease commitments

The Company had several operating leases as of June 30, 2021, including 1) a series of five-year leases of production factories, warehouses and an employees’ hostel in Jingjiang City, Fujian Province, from unrelated parties under non-cancellable operating lease arrangements, 2) a four-year office lease in Chengdu City, Sichuan Province, 3) a 13.5-months lease in Chengdu, Sichuan Province, and 4) a two-year office lease in Hong Kong. These leases have various terms and the total future minimum lease payments of the Company under these non-cancellable operating leases are payable as follows:

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Within one year	15,423	13,431
After one year and within five years	30,789	46,728
	46,212	60,159

(b)Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contributions. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of
	June 30, 2021	December 31, 2020
	RMB’000	RMB’000
Contracted for capital commitment with respect to capital contributions to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	30,000	30,000
Antelope Chengdu	65,250	65,250

17.SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to June 30, 2021 through the date that the consolidated financial statements were issued. Management has concluded that no subsequent events required disclosure in these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a “blank check” company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprise Holdings Limited (“Antelope Enterprise”, formerly known as China Ceramics Co., Ltd), its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, Antelope Enterprise acquired all of the outstanding securities of Success Winner.

Antelope Enterprise, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles sold under the “HD” or “Hengda”, “HDL” or “Hengdali”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 85.42% and 76.61% of our total revenue for the six months ended June 30, 2021 and 2020, respectively.

The Company’s combined facilities currently provide an aggregate annual maximum production capacity of approximately 51.6 million square meters (excluding 10 million square meters that is leased out) as of June 30, 2021. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million, and total effective annual production capacity to 51.6 million ceramic tiles for both Hengda and Hengdali as of June 30, 2021.

Due to currently challenging economic conditions, for the six months ended June 30, 2021, we utilized production facilities capable of producing 1.1 million square meters ceramic tiles, as compared with the six months ended June 30, 2020 when we utilized production facilities capable of producing 2.6 million square meters. During the six months ended June 30, 2021, we had 12 production lines available for production and utilized two production lines during the peak season. As of June 30, 2021, we had twelve production lines available for production, only one of which were in use as of June 30, 2021. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output. Hengdali did not have any production capacity in use for the six months ended June 30, 2021 due to the continued slow-down of the real estate industry; the facility also had ample inventory already in stock waiting to be sold.

On November 20, 2019, we incorporated a 100% owned operating subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in business management and consulting services.

On May 5, 2020, Antelope Enterprise (HK) Holdings Limited incorporated a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) in China. Antelope Chengdu is engaged in computer consulting and software development.

In December 2019, a novel strain of coronavirus (COVID-19) was reported and the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern” and a global pandemic. We experienced (and continue to experience) significant adverse impacts resulting from COVID-19 pandemic and the related public health orders. The COVID-19 pandemic disrupted supply chains and affecting production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. We are also experiencing reduced demand for our products both internationally and domestically and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. The impact of the COVID-19 outbreak had a material adverse impact on our operations and financial results.

On September 3, 2020, we effected a reverse stock split, where every three issued and outstanding ordinary shares as of the effective date were automatically be combined into one issued and outstanding share. Consequently, the reverse stock split reduced the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share increased from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company’s ordinary shares were adjusted proportionately as a result of the reverse stock split.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2021 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2021 and 2020, respectively:

RMB(‘000)	June 30, 2021	June 30,2020
Revenue	50,017	39,787
Cost of sales	(56,610)	(38,848)
Gross profit (loss)	(6,503)	939
Other income	7,154	9,767
Other expenses	(77)	—
Selling and distribution expenses	(3,219)	(5,203)
Administrative expenses	(17,196)	(14,708)
Bad debt expense	(49,827)	(101,800)
Finance costs	(1,094)	(418)
Loss before taxation	(70,762)	(111,423)
Income tax expenses	7	85
Loss attributable to shareholders	(70,769)	(111,508)

Description of Selected Income Statement Items

Revenue. We generate revenue mainly from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property development industry and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property development activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. In April of 2018, we increased the pricing of our ceramic tile products by an average of 5% but the sales did not improve as we expected; rather, sales decreased sharply due to a slowdown of the real estate industry. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. In October 2019, we further decreased the pricing of our ceramic tile products by an average of 15%. However, while the 15% price decrease in October 2019 helped boost sales volume in the latter half of the fiscal year, it did not offset the fall in our sales volume due to deteriorating market conditions that persisted for the full year 2019. During the year 2020, we experienced challenging market conditions as the impact of the COVID-19 pandemic had a material adverse effect on the demand for our products with customers having canceled and delayed their purchases. Due to the pandemic, there was a nationwide slowdown in production as a result of facilities’ closures and the disruption in supply chains as well as travel restrictions and related public health orders. Our production was halted for most of the month of February 2020 and our logistics functions were not fully operational in certain regions as these regions remained closed through April 2020. Our sales volume improved in the second half of 2020 as compared to the first half of 2020 but our average selling price decreased as compared to the same period of 2019, and the 15% price decrease in late 2019 mitigated what we believe would have been a greater decline than the 35% decrease in sales volume for 2020 as compared 2019. For the six months ended June 30, 2021, revenue increased by 6.0% as compared to the six months ended June 30, 2020, mainly due to the 16% increase in sales volume, though this was partly offset by a decrease in our average selling price of 9% due to the slowdown in China’s real estate sector as well as the continued effects of the COVID19-pandemic.

We also generated revenue from the sales of software use rights. For the six months ended June 30, 2021, we generated RMB 7.9 million from the sale of software use rights for digital data deposit platforms and assets management systems from Antelope Chengdu.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

●	Availability and price of clay;
●	Availability and price of coal; and
●	Availability and price of dyes; and
●	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 7.4% and 20.2% of our cost of sales for the six months ended June 30, 2021 and 2020, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 9.4% and 26.9% of our cost of sales for the six months ended June 30, 2021 and 2020, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Coal and natural gas are also key materials for making ceramic tiles during the firing stage. Coal accounted for approximately 0.2% and 6.0% of our cost of sales for the six months ended June 30, 2021 and 2020, respectively. We have long-term relationships with our coal suppliers. The price of coal has experienced fluctuations over the past few years. The Company’s Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 5.1% and 7.0% of our cost of sales for the six months ended June 30, 2021 and 2020.

For the six months ended June 30, 2021, we had cost of sales related to sales of software use rights of RMB 2.82 million.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to remain fairly constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the six months ended June 30, 2020 is 25% for Hengda and Hengdali, and 5% for Chengdu Future and Antelope Chengdu. The applicable income tax rate pursuant to such law for the six months ended June 30, 2021 is 25% for Hengda and Hengdali, and 2.5% for Chengdu Future and Antelope Chengdu.

Results of Operations

Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

Revenue. The following table sets forth the breakdown of revenue from the sale of tiles, by product categories, for the six months ended June 30, 2021 and 2020:

Revenue RMB (000)	2021	Percentage	2020	Percentage
Porcelain	36,035	85.4%	30,481	77.7%
Glazed Porcelain	—	—%	637	0.9%
Glazed	—	—%	861	1.5%
Rustic	5,948	14.1%	3,707	13.4%
Polished Glazed	203	0.5%	4,101	6.5%
Total	42,186	100.0%	39,787	100.0%

Revenue increased by RMB 2.4 million, or 6.0%, to RMB 42.2 million ($6.5 million) in the six months ended June 30, 2021, from RMB 39.8 million ($5.6 million) for the six months ended June 30, 2020. The increase in revenue was primarily due to the increase in sales volume of 16.1% which was partly offset by a decrease in the average sales price of 8.6%.

Porcelain tiles. Revenue from the sales of porcelain tiles increased 18.2%, from RMB 30.5 million ($4.3 million) for the six months ended June 30, 2020 to RMB 36.0 million ($5.6 million) for the six months ended June 30, 2021. The increase was primarily attributable to an increase in our sales volume in 2021 as compared to 2020. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 100.0%, from RMB 0.6 million ($0.09 million) for the six months ended June 30, 2020 to RMB nil ($nil million) for the six months ended June 30, 2021.

Glazed tiles. Revenue from glazed tiles decreased 100.0%, from RMB 0.9 million ($0.1 million) for the six months ended June 30, 2020 to RMB nil ($nil million) for the six months ended June 30, 2021.

Rustic tiles. Revenue from rustic tiles increased 60.5%, from RMB 3.7 million ($0.5 million) for the six months ended June 30, 2020 to RMB 5.9 million ($0.9 million) for the six months ended June 30, 2021.

Polished glazed tiles. Revenue from polished glazed tiles decreased 95.1%, from RMB 4.1 million ($0.6 million) for the six months ended June 30, 2020 to RMB 203,000 ($31,000) for the six months ended June 30, 2021. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. However, the demand for this type of tile decreased significantly due to the impact of Covid-19.

Cost of sales. The following table sets forth the breakdown of cost of sales, by tile product segment, for the six months ended June 30, 2021 and 2020:

Cost of sales RMB (‘000)	2021	Percentage	2020	Percentage
Porcelain	46,564	86.6%	29,826	76.8%
Glazed Porcelain	—	—%	786	2.1%
Glazed	—	—%	795	2.0%
Rustic	6,992	13.0%	3,347	8.6%
Polished Glazed	234	0.4%	4,094	10.5%
Total	53,790	100.0%	38,848	100.0%

Cost of sales was RMB 53.8 million ($8.3 million) for the six months ended June 30, 2021 compared to RMB 38.8 million ($5.5 million) for the six months ended June 30, 2020, representing an increase of RMB 14.9 million, or 38.5%. The increase in cost of sales was primarily due to increased sales and production of porcelain tile products that have higher cost.

Gross profit (loss). The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the six months ended June 30, 2021 and 2020:

	June 30,
	2021		2020
	Gross	Profit	Gross	Profit
RMB (‘000)	Profit	Margin	Profit	Margin
Porcelain	(10,529)	(29.2)%	655	2.1%
Glazed Porcelain	—	—%	(150)	(23.5)%
Glazed	—	—%	66	7.7%
Rustic	(1,044)	(17.6)%	360	9.7%
Polished Glazed	(32)	(15.8)%	8	0.2%
All products	(11,605)	(27.5)%	939	2.4%

Our gross profit (loss) decreased RMB 12.5 million from a gross profit of RMB 939,000 ($0.13 million) for the six months ended June 30, 2020 to a gross loss of RMB 11.6 million ($1.8 million) for 2021.

Other income. Other income for the six months ended June 30, 2021 and 2020 was RMB 7.1 million ($1.1 million) income was mainly the leasing income from leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were RMB 3.2 million ($0.5 million) for the six months ended June 30, 2021, as compared to RMB 5.2 million ($0.7 million) for the six months ended June 30, 2020, representing a decrease of RMB 2.0 million, or 38.1%. The decrease in selling and distribution expenses was primarily due to a decrease in payroll expense of RMB 0.6 million; a decreased in travel expenses of RMB 0.01 million and a decrease in advertising expense of RMB 1.3 million.

Administrative expenses. Administrative expenses were RMB 17.2 million ($2.7 million) for the six months ended June 30, 2021, as compared to RMB 14.7 million ($2.1 million) for the six months ended June 30, 2020, representing an increase of RMB 2.5 million, or 17.0%. The increase in administrative expenses was mainly due to the increase in consulting fees of RMB 4.8 million, which was partly offset by decreased audit fees of RMB 0.1 million, decreased payroll expense of RMB 0.6 million, decreased valuation fees of RMB 0.2 million, decreased printing expenses of RMB 0.2 million, decreased directors and shareholders’ meeting expense of RMB 0.6 million, and a decrease in other administrative expenses of RMB 0.6 million.

Bad debt expense. Bad debt expense was RMB 49.8 million ($7.7 million) for the six months ended June 30, 2021, as compared to RMB 101.8 million ($14.4 million) for the six months ended June 30, 2020, representing a decrease of RMB 52.0 million, or 51.1%. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs increased from RMB 0.4 million ($0.06 million) for the six months ended June 30, 2020 to RMB 1.1 million ($0.2 million) for the six months ended June 30, 2021. The increase was mainly due to an increase in interest expense associated with our lease liability.

Loss before taxation. Loss before taxation was RMB 70.8 million ($10.9 million) for the six months ended June 30, 2021, as compared to a loss before taxation of RMB 111.4 million ($15.8 million) for the six months ended June 30, 2020. The decrease in loss before taxation was mainly due to the decrease in bad debt expense which was partially offset by an increase in gross loss and an increase in administrative expenses for the six months ended June 30, 2021.

Income taxes. We incurred an income tax expense of RMB 7,000 ($1,000) for the six months ended June 30, 2021, as compared to an income tax expense of RMB 85,000 ($12,000) for the six months ended June 30, 2020, representing a decrease in tax expense of RMB 78,000. Our PRC statutory enterprise income tax rate was 25% for Hengda and Hengdali for 2021 and 2020, and 2.5% and 5% for both Chengdu Future and Antelope Chengdu for the six months ended June 30, 2021 and 2020, respectively.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 70.8 million ($10.9 million) for the six months ended June 30, 2021, as compared to a loss attributable to shareholders of RMB 111.5 million ($15.8 million) for the six months ended June 30, 2020. The decrease in net loss attributable to shareholders in 2021 was for the reasons described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2021 and 2020:

RMB (‘000)	2021	2020
Net cash generated from / (used in) operating activities	(3,686)	1,312
Net cash (used in) / generated from investing activities	(129)	2,785
Net cash generated from financing activities	25,406	1,264
Net cash flow	21,591	5,361
Cash and cash equivalents at beginning of period	12,344	8,212
Effect of foreign exchange rate differences	94	(91)
Cash and cash equivalents at end of period	34,029	13,482

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and the issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

On January 8, 2020, the Company executed subscription agreements (each, a “Subscription Agreement”) in connection with a $500,000 private placement of its ordinary shares with three accredited investors (the “Offering”) at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

On May 22, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,102,950 common shares (pre-reverse stock split), at a purchase price of $0.68 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold Warrants to purchase 1,102,950 Common Shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $750,006. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.79 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on May 27, 2020. The net proceeds from the transactions will be approximately $595,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

The Placement Agent also received five-year Warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants having substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.85 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

On December 7, 2020, Company executed subscription agreements with three individual accredited investors to offer and sell in a private placement 566,379 of the Company’s common shares at the per share price of $2.32 (which was the closing price for the Company’s common shares on December 4, 2020) for the gross proceeds of approximately $1.3 million. The proceeds of the transaction will be used for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately $2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately $1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

In addition, the Placement Agent of this offering also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $4.46 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (“SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares at the per share price of $3.48 (which was priced in excess of the average of the five day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. transactions yielded gross proceeds to the Company of $3,180,285, before payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Cash flows from operating activities.

Our net cash used in operating activities was RMB 3.7 million (US$ 570,000) for the six months ended June 30, 2021, an increase of RMB 5.0 million as compared to a cash inflow of RMB 1.3 million for the six months ended June 30, 2020. The increase of cash outflow was mainly due to a decrease in operating cash inflow before working capital changes of RMB 12.1 million, a decrease in cash inflow on trade receivables of RMB 47.1 million and an increase in cash outflow of other receivables and prepayments of RMB 1.5 million, which was partly offset by an decrease in cash outflow on trade payables of RMB 10.0 million, and an increase of cash inflow from inventories of RMB 46.0 million.

Cash flows from investing activities.

Net cash used in investing activities for the six months ended June 30, 2021 was RMB 129,000 ($ 20,000), compared to cash inflow of RMB 2.8 million for the six months ended June 30, 2020. We had a release of restricted cash of RMB 2.78 million during the six months ended June 30, 2020.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 25.4 million (US$ 3.9 million) for the six months ended June 30, 2021, compared to RMB 1.3 million (US$ 0.2 million) for the six months ended June 30, 2020, primarily due to an increase in the issuance of share capital of RMB 30.0 million and an increase in warrants exercised of RMB 10.4 million for the six months ended June 30, 2021, which was partly offset by a decrease in the advance from related parties of RMB 7.8 million.

Cash and bank balances were RMB 34.0 million (US$ 5.3 million) as of June 30, 2021, as compared to RMB 13.5 million as of June 30, 2020.

As of June 30, 2021, our total outstanding bank loan amounts were nil.

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, natural gas, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the six months ended June 30, 2021 and 2020 are as follows:

	2021	2020
Inventories (RMB’000)	27,364	186,425
Inventory turnover (days) (1)	128	824
(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 182 days.

There was no write-down of inventory for the six months ended June 30, 2021 and June 30, 2020.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products’ return policy. In the six months ended June 30, 2021 and June 30, 2020, we recorded RMB 49.8 million ($7.7 million) and RMB 101.8 million ($14.4 million), respectively, for the provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the six months ended June 30, 2021 and 2020 are as follows:

	2021	2020
Trade receivables (RMB’000)	58,782	35,248
Trade receivables turnover (days) (1)	253	422
(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 182 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the six months ended June 30, 2021 and 2020 are as follows:

	2021	2020
Trade payables (RMB’000)	5,494	11,371
Trade payables turnover (days) (1)	17	69
(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 182 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the six months ended June 30, 2021.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of June 30, 2021:

	Payment Due by Period
		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years
Short-term debt obligations (1)	—	—	—	—	—
Operating purchase obligations (2)	46,212	15,423	30,789	—	—
Other obligations (3)	—	—	—	—	—
Total	46,212	15,423	30,789	—	—
(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.
(2)	We lease plant buildings, production factories, warehouses and an employees’ hostel from non-related parties under non-cancellable operating lease arrangements.
(3)	Includes advertising and insurance expenditures contracted but not provided for in the financial statements.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.9% in 2019, and 2.5% in 2020 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

We do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. Our cash and bank balances (excluding restricted cash) as of June 30, 2021 and December 31, 2020 were RMB 34,029,000 and RMB 12,344,000, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of June 30, 2021
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables including VAT payable	5,494	—	5,494
Amounts owed to related parties	36,348	—	36,348
Lease liabilities	15,423	30,789	46,212
Total	57,265	30,789	88,054

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of June 30, 2021.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, our operations are not exposed to exchange rate fluctuation.

As at June 30, 2021 and December 31, 2020, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.”

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of June 30, 2021, the carrying amount of property, plant and equipment was approximately RMB 178,000 (2020: RMB 68,000). No impairment loss was recognized for the six months ended June 30, 2021 and 2020. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of June 30, 2021, the carrying amount of investment property was nil (2020: nil). No impairment loss was recognized in the six months ended June 30, 2021 and 2020. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of June 30, 2021, the carrying amounts of land used rights was nil (2020: nil). No impairment loss was recognized in the six months ended June 30, 2021 and 2020. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of financial assets (trade receivables)

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company recognized bad debts of RMB 49.8 million and RMB 101.8 million in the six months ended June 30, 2021 and 2020, respectively.

Net realizable value of inventories

Net realizable value of inventories is management’s estimate of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical experience of selling products of a similar nature and could change significantly as a result of various market factors.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.

Exhibit No.	Description

99.1	Press release dated September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund,
Chief Financial Officer

Date: September 30, 2021